                                                             File No. 333-38255


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

         A.   Exact name of Trust:

                   THE PAINEWEBBER EQUITY TRUST,
                   REIT SERIES 1

         B.   Name of Depositor:

                   PAINEWEBBER INCORPORATED

         C.   Complete address of Depositor's principal executive office:

                   PAINEWEBBER INCORPORATED
                   1285 Avenue of the Americas
                   New York, New York  10019

         D.   Name and complete address of agents for service:

                   PAINEWEBBER INCORPORATED
                   Attention:  Mr. Robert E. Holley
                   1200 Harbor Boulevard
                   Weehawken, New Jersey  07087

                   Copy to:

                   CARTER, LEDYARD & MILBURN
                   Attention: Kathleen H. Moriarty, Esq.
                   2 Wall Street
                   New York, New York  10005

         E.   Total and amount of securities being registered:

                   An indefinite number of Units pursuant to Rule 24f-2 of the Investment Company Act of 1940.

         F. Proposed maximum offering price to the public of the securities being registered:

              Indefinite

         G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:

              None required pursuant to Rule 24f-2.

         H.   Approximate date of proposed sale to public:

              AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
              THE REGISTRATION STATEMENT

              / / Check box if it is proposed that this filing will become effective on ____________, 1998 at 3:00
                       p.m. pursuant to Rule 487.

                         THE PAINEWEBBER EQUITY TRUST,
                                 REIT SERIES 1

                             Cross Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus on Form S-6)


Form N-8B-2                                   Form S-6
Item Number                                   Heading in
Prospectus

I.  Organization and General Information

 1.     (a) Name of Trust                       )  Front Cover
        (b) Title of securities issued          )

 2.     Name and address of Depositor           )  Back Cover

 3.     Name and address of Trustee             )  Back Cover

 4.     Name and address of principal           )  Back Cover
          Underwriter                           )

 5.     Organization of Trust                   )  The Trust

 6.     Execution and termination of            )  The Trust
          Trust Agreement                       )  Termination of the
                                                )    Trust

 7.     Changes of name                         )   *

 8.     Fiscal Year                             )   *

 9.     Litigation                              )   *



                      II. General Description of the Trust
                          and Securities of the Trust

10.     General Information regarding Trust's   )  The Trust
          Securities and Rights of Holders      )  Rights of

Unitholders

* Not applicable, answer negative or not required.

        (a)    Type of Securities                )  The Trust
               (Registered or Bearer)            )

        (b)    Type of Securities                )  The Trust
               (Cumulative or Distributive)      )

        (c)    Rights of Holders as to           )  Rights of Unitholders
               Withdrawal or Redemption          )  Redemption
                                                 )  Public Offering of
                                                 )  Units, Secondary
                                                 )  Market for Units
                                                 )  Exchange Option

        (d)    Rights of Holders as to           )  Public Offering of
               conversion, transfer, etc.        )  Units-Administration
                                                 )  of the Trust

        (e)    Rights of Trust issues periodic   )   *
               payment plan certificates         )

        (f)    Voting rights as to Securities,   )  Rights of Unitholders
               under the Indenture               )  Amendment of the Trust
                                                 )  Termination of the
                                                 )  Trust

        (g) Notice to Holders as to              )
               change in                         )
               (1) Assets of Trust               )
               (2) Terms and Conditions          )
                    of Trust's Securities        )
               (3) Provisions of Trust           )  Amendment of the Indenture
               (4) Identity of Depositor         )  Administration of the Trust-
                   and Trustee                   )  Portfolio Supervision

        (h)    Consent of Security Holders       )
               required to change                )

               (1) Composition of assets         )  Amendment of the Indenture
                   of Trust
               (2) Terms and conditions          )  Amendment of the Indenture
                    of Trust's Securities        )
               (3) Provisions of Indenture       )
               (4) Identity of Depositor and     )  Amendment of the Indenture
                   Trustee                       )

11. Type of securities comprising ) The Trust Rights of Unit-security holder's interest ) holders Administration of

                                                 )  the Trust-Portfolio
                                                 )  Supervision

* Not applicable, answer negative or not required.

12.     Information concerning periodic          )   *
        payment certificates                     )

13.     (a) Load, fees, expenses, etc.           )  Public Offering Price of
                                                 )  Units, Administration of
                                                 )  the Trust, Expenses of the
                                                 )  Trust

        (b)    Certain information regarding     )   *
               periodic payment certificates     )

        (c)    Certain percentages               )  Public offering of Units

        (d)    Certain other fees, etc.          )
               payable by holders                )  Rights of Unitholders

        (e)    Certain profits receivable by     )  Public Offering of Units-
               depositor, principal under-       )  Public Offering Price;
               writers, trustee or affiliated    )  -Sponsor's Profit-Secondary
               persons                           )  Market for Units

        (f)    Ratio of annual charges to        )   *
               income                            )

14.     Issuance of trust's securities           )  The Trust
                                                 )  Public Offering of Units

15.     Receipt and handling of payments         )  Public offering of Units
        from purchasers                          )

16.     Acquisition and disposition of           )  The Trust, Administration
        Underlying Securities                    )  of the Trust, Amendment of
                                                 )  the Indenture, Termination
                                                 )  of the Trust

17.     Withdrawal or redemption                 )  Public Offering of Units
                                                 )  Administration of the Trust

18.     (a)    Receipt and disposition of        )  Distributions, The Trust,
               income                            )  Distributions, Administra-
                                                 )  tion of the Trust

        (b) Reinvestment of distributions        )   *

        (c)    Reserves or special fund          )  Distributions, Redemption,
                                                 )  Expenses of the Trust,
                                                 )  Termination of the Trust,
                                                 )  Amendment of the Indenture

* Not applicable, answer negative or not required.

        (d)    Schedule of distribution          )   *

19.     Records, accounts and report             )  Distributions, Adminstra-
                                                 )  tion of the Trust

20.     Certain miscellaneous provisions         ) Trustee, Sponsor, Termina-
        of trust agreement                       ) tion of the Trust, Amend-
                                                 )  ment of the Indenture

21.     Loans to security holders                )   *

22.     Limitations on liability                 )  Sponsor, Trustee, Redemp-
                                                 )  tion

23.     Bonding arrangements                     )  Included in Form N-8B-2

24.     Other material provisions of             )   *
        trust agreement                          )


                        III. Organization Personnel and
                        Affiliated Persons of Depositor

25.     Organization of Depositor                )  Sponsor

26.     Fees received by Depositor               )  Public Offering of
                                                 )  Units-Public Offering
                                                 )  Price, Expenses of the
                                                 )  Trust

27.     Business of Depositor                    )  Sponsor

28.     Certain information as to                )  Sponsor
        officials and affiliated                 )
        persons of Depositor                     )

29.     Voting securities of Depositor           )   *

30.     Persons controlling Depositor            )  Sponsor

31.     Payments by Depositor for certain        )   *
        other services trust                     )

32.     Payments by Depositor for certain        )  *
        certain other services                   )
        rendered to trust                        )

33.     Remuneration of employees of             )   *
        Depositor for certain services           )
        rendered to trust                        )

* Not applicable, answer negative or not required.

34.     Remuneration of other persons            )   *
        for certain services rendered            )
        to trust                                 )


                 IV. Distribution and Redemption of Securities

35.     Distribution of trust's                  )  Public Offering of Units
        securities by states                     )

36.     Suspension of sales of trust's           )   *
        securities                               )

37.     Revocation of authority to               )   *
        distribute                               )

38.     (a)    Method of distribution            )  Public Offering of Units
        (b)    Underwriting agreements           )  The Trust, Administration
        (c)    Selling agreements                )  of The Trust

39.     (a)    Organization of principal         )  Sponsor
               Underwriter                       )
        (b)    N.A.S.D. membership of            )  Sponsor
               principal underwriter             )

40.     Certain fees received by                 )  Public Offering of Units,
        principal underwriter                    )  Expenses of the Trust

41.     (a)    Business of principal             )  Sponsor
               underwriter                       )

        (b)    Branch officers of principal      )
               underwriter                       )

        (c)    Salesman of principal             )   *
               underwriter                       )

42.     Ownership of trust's securities          )   *
        by certain persons                       )

43.     Certain brokerage commissions            )   *
        received by principal underwriter        )

44.     (a)    Method of valuation               )  Public Offering of Units
                                                 )  Valuation
        (b)    Schedule as to offering price     )   *

        (c) Variation in offering ) Public Offering of Units Price to certain persons ) Administration of the Trust

* Not applicable, answer negative or not required.

45.     Suspension of redemption rights          )   *

46.     (a)    Redemption valuation              )  Public Offering of Units
                                                 )  -Public Offering Price
                                                 )  -Secondary Market for Units
                                                 )  Valuation, Redemption

        (b)    Schedule as to redemption         )   *
               price                             )


               V. Information concerning the Trustee or Custodian

47.     Maintenance of position in               )  Redemption, Public Offering
        underlying securities                    )  of Units-Public Offering
                                                 )  Price

48.     Organization and regulation of           )  Trustee
        Trustee                                  )

49.     Fees and expenses of Trustee             )  Expenses of the Trust

50.     Trustee's lien                           )  Expenses of the Trust


         VI. Information concerning Insurance of Holders of Securities

51.     (a)    Name and address of Insurance     )   *
               Company                           )
        (b)    Type of policies                  )   *
        (c)    Type of risks insured and         )   *
               excluded                          )
        (d)    Coverage of policies              )   *
        (e)    Beneficiaries of policies         )   *
        (f)    Terms and manner of               )   *
               cancellation                      )
        (g)    Method of determining premiums    )   *
        (h)    Amount of aggregate premiums      )   *
               paid                              )
        (i)    Who receives any part of          )   *
               premiums                          )
        (j)    Other material provisions of      )   *
               the Trust relating to insurance   )



* Not applicable, answer negative or not required.

                           VII. Policy of Registrant

52.     (a)    Method of selecting and           )  The Trust, Administration
               eliminating securities from       )  of the Trust
               the Trust                         )
        (b)    Elimination of securities         )   *
               from the Trust                    )
        (c)    Policy of Trust regarding         )  The Trust, Administration
               substitution and elimination      )  of the Trust
               of securities                     )
        (d)    Description of any funda-         ) The Trust, Administration
               policy of the Trust               ) mental of the Trust-Portfolio
                                                 )  Supervision

53.     (a)    Taxable status of the Trust       )  Federal Income Taxes
        (b)    Qualification of the Trust as     )
               a regulated investment company    )


                  VIII. Financial and Statistical Information

54.     Information regarding the Trust's        )   *
               past ten fiscal years             )

55.     Certain information regarding            )   *
        periodic payment plan certificates       )

56.     Certain information regarding            )   *
        periodic payment plan certificates       )

57.     Certain information regarding            )   *
        periodic payment plan certificates       )

58.     Certain information regarding            )   *
        periodic payment plan certificates       )

59.      Financial statements                    )  Statement of Financial
        (Instruction 1(c) to Form S-6)           )  Condition

* Not applicable, answer negative or not required.

                          UNDERTAKING TO FILE REPORTS


         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                           PAINEWEBBER EQUITY TRUST
                                REIT Series 1


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   The investment objective of this Trust is to provide for an attractive total return through a combination of current income and the potential for increasing dividends and capital appreciation by investing for approximately three years in a diversified portfolio of publicly traded real estate investment trusts ("REITs"). The value of the Units will fluctuate with the value of the portfolio of underlying REITs and there is no assurance that dividends will be paid or that the REITs, and therefore the Units, will appreciate in value.

   On the Initial Date of Deposit, no sales charge will be assessed.

   The minimum purchase is 100 Units or 20 Units for IRAs and certain other retirement plans. Only whole Units may be purchased.
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   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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                                   SPONSOR:

                           PAINEWEBBER INCORPORATED

              Read and retain this prospectus for future reference.


                PROSPECTUS DATED MAY 27, 1998

                  ESSENTIAL INFORMATION REGARDING THE TRUST
                            AS OF MAY 26, 1998(1)


Sponsor:      PaineWebber Incorporated
Trustee:      The Chase Manhattan Bank

Initial Date of Deposit: May 27, 1998
    Aggregate Value of Securities in Trust: ................. $150,000
    Number of Units(2): .....................................  10,000
    Fractional Undivided Interest in the Trust Represented
      by Each Unit: ......................................... 1/10,000th
    Calculation of Public Offering Price Per Unit2,3
     Aggregate Value of Underlying Securities in Trust ...... $150,000
     Divided by 10,000 Units(2) ............................. $15.00
     Plus Sales Charge(4)  .................................. $.00
     Public Offering Price per Unit ......................... $15.00
Redemption Value: ........................................... $15.00
Evaluation Time:............................................. 4:00 P.M. New York time.
Income Account Distribution Dates(5): ....................... July 25, 1998 and monthly thereafter and on the Mandatory
                                                              Termination Date.
Capital Account Distribution Dates(5):....................... December 25, 1998 and annually thereafter and on the Mandatory
                                                              Termination Date. No distributions
                                                              of less than $.075 per Unit need
                                                              be made from the Capital Account
                                                              on any Distribution Date.
Record Dates:................................................ July 10, 1998 and monthly thereafter.
Mandatory Termination Date:.................................. June 30, 2001
Discretionary Liquidation Amount:............................ 50% of the value of Securities upon completion of the deposit of
                                                              Securities.
Total Estimated Annual Expenses of the Trust6: .............. $.0172 per Unit.

------------
(1)   The date prior to the Initial Date of Deposit.
(2) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $15.00, based on the 4:00 p.m. Eastern time valuation of the Securities in the Portfolio on such date. Thereafter, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.
(3) The Public Offering Price per Unit will be based on the value of the Securities established by the Trustee and will vary on any date subsequent to the Initial Date of Deposit from the Public Offering Price per Unit shown above. (See "Valuation"). Any investor purchasing Units after the Initial Date of Deposit will also pay a pro-rata share of any accumulated dividends in the Income Account. Costs incurred in connection with the acquisition of additional Securities following the Initial Date of Deposit will be at the expense of the Trust. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation").
(4) On the Initial Date of Deposit, no sales charge will be assessed on the purchase of Units created on such date. Thereafter, for all Units trading in the secondary market, including Units created after the Initial Date of Deposit, a maximum sales charge of 3.50% of the Public Offering Price (3.63% of the net amount invested) will be imposed, subject to reduction commencing July 1, 1999. Additionally, the maximum sales charge on Units purchased after the Initial Date of Deposit will be subject to reductions for certain quantity purchases. (See "Public Offering of Units--Sales Charge and Volume Discount.")
(5)   See "Distributions".
(6) See "Expenses of the Trust". Estimated dividends from the Securities, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated expenses of the Trust. If such dividends paid are insufficient to pay expenses, the Trustee is authorized to sell Securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust".)

   THE TRUST. The objective of the PaineWebber Equity Trust, REIT Series 1 (the "Trust") is to provide for an attractive total return through a combination of current income and the potential for increasing dividends and capital appreciation by investing for approximately three years in a diversified portfolio of publicly traded real estate investment trusts ("REITs").

   The Trust portfolio contains common stocks issued by twenty (20) equity REITs, herein referred to as the "Securities", selected by PaineWebber's Real Estate and Lodging Research Group ("PaineWebber's Research Group"). All of the participating equity REITs are covered by PaineWebber's Research Group, and their common stocks are currently rated "Buy" or "Attractive." All of the issuers of the Securities have securities that are listed on a national securities exchange or are traded in the over-the-counter market.

   A REIT is an entity that combines the capital of many investors to acquire real estate. REITs provide investors with the benefits of a diversified real estate portfolio managed by real estate professionals. REITs are creations of the federal income tax law and REITs must conform to certain requirements of the Internal Revenue Code of 1986, as amended (the "Code"). In general, the Code requires a REIT to hold at least 75% of its assets in real estate assets and distribute at least 95% of its taxable income on an annual basis. REITs invest in a wide variety of commercial real estate, including apartments, healthcare facilities, hotels, industrial buildings, malls, manufactured housing communities, office buildings, recreational facilities, restaurant properties, shopping centers, self-storage centers and other.

   Achievement of the Trust's objectives is dependent upon a number of factors, including the financial condition of the issuers of the Securities, as well as any appreciation of the Securities and the state of the real estate market. Further, investors in the Trust may not realize as high a total return as theoretical performance of the Securities held in the Trust due to a variety of factors, including without limitation, sales charges and expenses of the Trust, brokerage costs, unequal weightings of Securities and any delays experienced in purchasing Securities with cash deposits.

   SUMMARY OF RISK FACTORS. Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in the real estate industry, market conditions and values of common stocks generally, and other factors. The Trust is not appropriate for investors requiring conservation of capital and may not be suitable for foreign investors. (See "Risk Factors and Special Considerations").


   TERMINATION. Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately three (3) years after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes".)

   PUBLIC OFFERING PRICE. The Public Offering Price per Unit on the Initial Date of Deposit is equal to the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, with no sales charge added. For Units created subsequent to the Initial Date of Deposit, the Public Offering Price per Unit of the Trust will be based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed

Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust plus a maximum sales charge of 3.50% (3.63% of the net amount invested), divided by the number of Units of the Trust outstanding. A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The sales charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth on page 2. (See "Public Offering of Units--Public Offering Price".) There is no "par value" for Units.

   PORTFOLIO ACQUISITION. The Securities deposited in the Trust (as reflected in the Schedule of Investments) were acquired by the Sponsor no later than the business day prior to the Initial Date of Deposit in open market purchases on The New York Stock Exchange. Any difference between the aggregate prices the Sponsor paid to acquire the Securities and the aggregate prices at which Securities were initially deposited in the Trust is noted in footnote 3 to the Schedule of Investments.

   The Securities to be deposited into the Trust on the Initial Date of Deposit are expected to be acquired by the Sponsor in open market purchases or to be purchased from the Sponsor in transactions in which the Sponsor will act either as sole underwriter to the issuers of the Securities in public distributions or as placement agent in private placements. Commencing on the Initial Date of Deposit, the Sponsor may undertake to acquire certain of the Securities in open market purchases. This purchasing activity may have the unintended result of increasing the closing market price for such Securities at the close of business on the Initial Date of Deposit. The underwritten and private placement transactions will be effected by the Sponsor at prices below the current market value of such Securities due to various factors, including size of the purchase, expectation of holding period and cost of issuance. All of the Securities will be deposited in the Trust based upon their market value as of the Initial Date of Deposit. As a result of the Sponsor's ability to purchase certain Securities below market value, the Sponsor will offer Units of the Trust with no sales charge on the Initial Date of Deposit. By virtue of buying the underwritten and private placement Securities at below market prices, the Sponsor will realize a profit on the deposit of such Securities to the Trust in an amount of up to 5% of the market value of these Securities, less concessions to dealers and others (expected to be up to 1% of the market value of Securities). Notwithstanding the preceding, the Sponsor may create additional Units by depositing Securities acquired on the applicable national stock exchanges or in the over-the-counter market. The Sponsor may also realize a profit if the price paid for Securities acquired in open market transactions is less than the price at which such Securities are deposited into the Trust.

   DISTRIBUTIONS. The Trustee will make distributions of dividends and capital, if any, on the Distribution Dates. (See "Distributions" and "Administration of the Trust".) Unitholders may elect to have their distributions from the Income and Capital Accounts automatically reinvested into additional Units of the Trust at no sales charge (see "Reinvestment Plan"). Whether a distribution is reinvested or received in cash, the distribution will be taxable to the Unitholder, except under certain circumstances (see "Objective and Securities Selection" and "Federal Income Taxes"). Unitholders who reinvest their distributions will receive additional Units and will therefore own a greater percentage of the Trust than Unitholders who receive cash distributions (see "Reinvestment Plan"). Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


   MARKET FOR UNITS. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus or minus cash, if any, in the Capital and Income Accounts of the Trust, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine, in its sole discretion, to direct the Trustee to redeem Units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption".)


THE TRUST

   The Trust is the first of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement* (the "Indenture") effective as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor, and The Chase Manhattan Bank as Trustee (the "Trustee"). The investment objective of this Trust is to provide for an attractive total return through a combination of current income and the potential for increasing dividends and capital appreciation by investing for approximately three years in a diversified portfolio of publicly traded real estate investment trusts ("REITs").

   The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of REITs with greater variety than they might be able to acquire individually. While REIT prices have had a low correlation with price movements in common stocks generally (and therefore can help to diversify an investment portfolio), because of substantial past price fluctuations in REITs, an investment in the Portfolio should not be considered a complete investment program.

   The Securities deposited in the Trust on the Initial Date of Deposit consist entirely of interests in equity REITs. The Sponsor believes that these Securities may reflect the risks associated with the real estate market generally but that the diversification among different issuers should minimize the exposure to any single issuer. However, such diversification of assets will not eliminate the risk of loss always inherent in the ownership of securities and investors should carefully review the Portfolio and the objectives of the Trust and consider their ability to assume the risks involved before investing in the Trust. (See "Risk Factors and Special Considerations" below).


   The Securities listed in the Schedule of Investments were acquired by the Sponsor no later than the business day prior to the Initial Date of Deposit in open market purchases and are represented entirely by contracts to purchase such Securities. Additional Securities to be deposited subsequently into the Trust on the Initial Date of Deposit will be acquired by the Sponsor through open market purchases or are expected to be issued pursuant to underwriting or placement contracts to be entered into between the issuers of the Securities and the Sponsor acting as sole underwriter or placement agent.

   On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of such contracts for the purchase of Securities together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

   In the event of a failure by an issuer to deliver any or all of the Securities under any purchase contract, or if an issuer does not enter into a contract with the Sponsor for the purchase of Securities or

------------
*Reference is hereby made to the Trust Indenture and Agreement and any statements contained in this Prospectus are qualified in their entirety by the provisions of the Trust Indenture and Agreement.

fails to issue Securities under a purchase contract, the Sponsor may seek to acquire such Securities by means of open market purchases or, instead, may acquire proportionate amounts of the other Securities in the Trust.

   With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Securities). The Sponsor may, from time to time, cause the deposit of additional Securities ("Additional Securities") in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit, deposits of Additional Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a merger or reorganization, to reflect the acquisition of Securities or to reflect a sale or other disposition of a Security. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities (see "Administration of the Trust--Portfolio Supervision"). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering of Units--Public Offering Price") resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio at the end of the initial 90-day period. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan").

   On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust". However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment
Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)


OBJECTIVE AND SECURITIES SELECTION

   The objective of the Trust is to provide for an attractive total return through a combination of current income and the potential for increasing dividends and capital appreciation by investing for approximately three years in a diversified portfolio of publicly traded REITs. A REIT is an entity that combines the capital of many investors to acquire and manage a portfolio of real estate properties. REITs often focus on acquiring and managing particular types of real estate (e.g., apartments, shopping centers) and/or operating in particular geographic regions (e.g., Southeast, West Coast). REIT portfolios are generally managed by experienced real estate professionals, many of whom have significant equity interests in their REITs.

   The Trust portfolio contains common stocks issued by twenty (20) equity REITs selected by PaineWebber's Research Group. All of the participating equity REITs are covered by PaineWebber's Research Group, and their common stocks are currently rated "Buy" or "Attractive". All of the issuers of the Securities have securities that are listed on a national securities exchange or are traded in the over-the-counter market. Jonathan Litt, the director of the Research Group, has been rated among the top real estate analysts by Institutional Investor, for the past 3 years. PaineWebber's Research
Group is one of the largest real estate research teams and provides in-depth coverage on more than 60 REITs and the industries in which they operate.
In selecting each REIT for the Trust, PaineWebber's Research Group considered, among others, the following factors: (i) its current yield, prospects for growth, property supply and demand trends and relative valuation (ii) its capital structure and payout ratios, (iii) its liquidity and total market capitalization, (iv) its business, property and geographic focus and (v) the quality, experience and depth of its management.


   According to the National Association of Real Estate Investment Trusts ("NAREIT"), the total market capitalization of REITs grew from approximately $16 billion to approximately $160 billion over the period from January 1, 1992 through March 31, 1998. Still, REITs own less than 10% of U.S. investment-grade commercial real estate. As of March 31, 1998, the 182 equity REITs included in the NAREIT Index primarily invested in the following property types: office/industrial (28%), retail (21%), apartments (17%), lodging/resorts (13%), self-storage (4%), health care (4%), manufactured housing (2%), specialty (1%) and diversified (10%).


   An investment in REITs may offer investors several positive results. First, REITs have historically generated attractive total returns. The average annual total return of the NAREIT Index for the most recent 1, 3, 5, 10, 15 and 20 year periods ended March 31, 1998 was 18.9%, 23.2%, 13.6%,
13.0%, 14.0% and 15.8%, respectively. The average annual total return of the S&P 500 Index for the most recent 1, 3, 5, 10, 15 and 20 years ended March 31, 1998, was 48.0%, 32.8%, 22.4%, 18.9%, 17.8% and 17.7%, respectively. The average annual total return of the Russell 2000 Index for the most recent 1, 3, 5, 10 and 15 years ended March 31, 1998, was 42.1%, 23.5%, 17.7%, 14.9%
and 12.8%, respectively. The average annual total return of the Russell 2000 for the 20 years ended March 31, 1998 was unavailable.

   Second, REITs provide income to investors in the form of quarterly dividends. The average dividend yield of equity REITs, as measured by NAREIT as of December 31, 1997, was 5.48%. The table below compares the dividend yield of the stocks in the NAREIT Index with the dividend yield of the S&P 500 Index and S&P Utility Index stocks and the yield to maturity of 10-year U.S. Treasury bonds over the period December 31, 1987 through December 31, 1997 (as of December 31 in each year).


            S&P            S&P            10-YR           NAREIT
         500 INDEX    UTILITY INDEX   TREASURY BOND    EQUITY INDEX
        ----------- ---------------  --------------- --------------
1987        3.59%         7.29%            8.86%           8.73%
1988        3.59%         6.82%            9.14%           8.57%
1989        3.23%         5.45%            7.92%           8.42%
1990        3.78%         6.27%            8.07%          10.15%
1991        2.91%         5.80%            6.70%           7.85%
1992        2.78%         5.68%            6.69%           7.10%
1993        2.65%         5.28%            5.79%           6.81%
1994        2.90%         5.92%            7.83%           7.67%
1995        2.30%         4.74%            5.57%           7.37%
1996        2.04%         5.19%            6.42%           6.05%
1997        1.63%         4.43%            5.74%           5.48%


   In addition, a significant portion of a REIT's annual dividend may be classified, for federal income tax purposes, as a "return of capital" and, therefore, would not be subject to federal income taxation as a dividend (see "Federal Income Taxes"). In 1997, the reported "return of capital" component for equity REITs ranged from 0%-100%, with an average for equity REITs of approximately 20%.


   Third, an investment in REITs may provide additional diversification to an investor's portfolio thereby decreasing the risk of the portfolio as a whole. Historically, the performance of REIT investments have exhibited a low correlation to corporate equities and bonds.

   The past performance of the equity REITs set forth above is not representative of the expected performance of the Trust, which contains a significantly less diversified portfolio of REITs. In addition, past performance is no guarantee of future results. An investment in equity REITs provides only commercial real estate industry exposure which is characterized by a lack of relative diversification as compared to an investment in all of the common stocks which comprise a stock index.

   Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation.


   Investors should note that PaineWebber, in its general securities business, acts as agent or principal in connection with the purchases and sales of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. PaineWebber also from time to time issues reports and may make recommendations relating to equity securities, including the Securities in the Trust, and has provided, and may in the future provide, investment banking services to the issuers of the Securities. Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase Additional Securities or hold Securities originally selected through this process even though the evaluation of the attractiveness of such Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust. In addition, the Sponsor may continue to sell Trust Units even if PaineWebber changes a recommendation relating to one or more Securities in the Trust.

   The following brief descriptions of the issuers of the Securities have been obtained from publicly available sources, and each of such issuers is currently subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, each issuer files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such information may be obtained from the offices of the SEC.


Cornerstone Realty Income Trust, Inc.

   Cornerstone Realty Income Trust, Inc., is a self-administered and self-managed REIT which owns, manages, acquires and renovates multifamily communities in Virginia, North Carolina, South Carolina and Georgia.

Gables Residential Trust

   Gables Residential Trust is a self-administered and self-managed REIT which owns, manages, develops, acquires, and constructs luxury multifamily apartment communities in the Southeastern and Southwestern United States.

Home Properties of New York, Inc.

   Home Properties of New York, Inc. is a self-administered and self-managed REIT which owns and operates multifamily communities located throughout the Northeastern, Mid-Atlantic and Midwestern regions of the United States.

The Macerich Company

   The Macerich Company is a self-administered and self-managed REIT which acquires, owns, redevelops, manages and leases regional and community shopping centers located throughout the United States.

Post Properties, Inc.

   Post Properties, Inc. is a self-administered and self-managed REIT which owns, operates and develops luxury multifamily apartment communities located throughout the Southeastern and Southwestern United States.

Simon DeBartolo Group, Inc.

   Simon DeBartolo Group, Inc. is a self-administered and self-managed REIT which owns, develops, manages, leases, acquires and expands income-producing properties, primarily regional malls and community shopping centers located throughout the United States.

Mack-Cali Realty Corporation

   Mack-Cali Realty Corporation is a self-administered and self-managed REIT which owns and operates office/flex space located primarily in Northern and Central New Jersey, Westchester County, New York, and suburban Philadelphia, Pennsylvania.

Alexandria Real Estate Equities, Inc.

   Alexandria Real Estate Equities, Inc., is a self-administered and self-managed REIT which owns and operates office/laboratory space, located in leading scientific research markets.

Kimco Realty Corporation

   Kimco Realty Corporation is a self-administered and self-managed REIT which owns, acquires, develops and manages neighborhood and community shopping centers located throughout the United States.

PS Business Parks, Inc.

   PS Business Parks, Inc. is a self-administered and self-managed REIT which owns, manages and acquires business parks containing office/flex space throughout the United States.

Liberty Property Trust

   Liberty Property Trust is a self-administered and self-managed REIT which owns, develops, acquires and manages office and industrial properties located primarily within the Southeastern, Mid-Atlantic and Midwestern United States.

Camden Property Trust

   Camden Property Trust is a self-administered and self-managed REIT which owns, develops and acquires multifamily apartment communities located in the Sunbelt and Midwestern markets from Florida to California.

Chateau Communities, Inc.

   Chateau Communities, Inc. is a self-administered and self-managed REIT which owns and manages manufactured home communities located throughout the United States.

Colonial Properties Trust

   Colonial Properties Trust is a self-administered and self-managed REIT which owns multifamily, retail and office properties located primarily in the Southeastern United States.

EastGroup Properties, Inc.

   EastGroup Properties, Inc. is a self-administered REIT which owns, acquires and develops industrial properties in major Sunbelt markets.

FelCor Suite Hotels, Inc.

   FelCor Suite Hotels, Inc. is a self-administered REIT which owns hotels located throughout the United States, primarily in California, Florida and Texas.

Realty Income Corporation

   Realty Income Corporation is a self-administered and self-managed REIT which owns and manages commercial properties leased to operators under long-term net lease agreements located throughout the United States.

Shurgard Storage Centers, Inc.

   Shurgard Storage Centers, Inc. is a self-administered and self-managed REIT which owns and manages self-storage facilities located throughout the United States and in Europe.

Storage USA, Inc.

   Storage USA, Inc. is a self-administered and self-managed REIT which owns, manages, constructs and franchises self-storage facilities located throughout the United States.

Sun Communities, Inc.

   Sun Communities, Inc. is a self-administered and self-managed REIT which acquires, owns, manages and develops manufactured home communities located primarily in the Midwest and Southeast United States.

RISK FACTORS AND SPECIAL CONSIDERATIONS

   GENERAL. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks. The Trust is not appropriate for investors requiring conservation of capital.


   Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Securities in the Trust may be expected to fluctuate over the life of the Trust.

   Any distributions of income to Unitholders will generally depend upon the declaration of dividends by the issuers of Securities and the declaration of dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. In addition, there are other investment risks common to all equity issues. The Securities may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Securities in particular. Distributions of income, generally made by declaration of dividends, are also dependent upon several factors, including those discussed above in the preceding sentence as well as those discussed below under "Real Estate Investment Trusts".

   The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. For example, the Sponsor's acquisition of certain of the Securities in open market purchases may have the unintended result of increasing the closing market price for such Securities at the close of business on the date(s) of such purchases. Also, the publication of the list of the Securities selected for the Trust may cause increased buying activity in certain of the Securities comprising the Trust portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust and may also increase the amount of the profit realized by the Sponsor on the purchase of the Securities from their issuers. In addition, the issuances of the additional Securities by the REITs in the transactions underwritten by the Sponsor may, in certain circumstances, have an adverse impact on the value of the Securities and the Units.

   Approximately 21% of the Securities are expected to be restricted securities ("Restricted Securities") under the Securities Act of 1933, as amended (the "Securities Act"), which cannot be sold publicly by the Trustee without registration under the Securities Act or pursuant to an exemption from such registration requirements. Restricted Securities are subject to limitations on resale and other restrictions under the securities laws. The Trust will not acquire any Restricted Securities unless it simultaneously obtains registration rights or comparable rights that the Sponsor believes will enable the Trust to sell such securities at the public market price for the securities. See "Liquidity" below for the risks inherent in the purchase of Restricted Securities.


   Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Securities are limited or absent.


   Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under "The Trust", based on the price of the Securities at the Evaluation Time on the date the cash is deposited. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Additional Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.


   In the event a contract to purchase a Security to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Securities originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge, if any, attributable to such failed contract.

   BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN

ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES ONLY UNDER LIMITED
CIRCUMSTANCES. (SEE THE DISCUSSION BELOW UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)


   A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain Securities from such clients' accounts in instances where a sale of such Securities by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such Securities. As a result, the amount realized upon the sale of the Securities from the Trust may not be the highest price attained for an individual Security during the life of the Trust.


   Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust. The Year 2000 Problem is expected to impact corporations, which may include issuers of Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.


   PaineWebber has acted as sole underwriter to certain of the issuers of Securities in the acquisition of the Securities at prices below market value for deposit into the Trust on the Initial Date of Deposit. The Sponsor also acquired Securities on the Initial Date of Deposit, and may acquire Additional Securities on subsequent dates for deposit into the Trust, in open market transactions, and may benefit if the price paid for such Securities acquired is less than the price at which the Securities are deposited by the Sponsor into the Trust. The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.

   Real Estate Investment Trusts. The Trust is considered "concentrated"* in REIT issuers. A portfolio concentrated in a single industry may present more risk than a portfolio of more broadly diversified investments. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting REITs because any negative impact on the REIT or real estate industry will not be diversified among issuers within other unrelated industries. In addition, due to the relative lack of diversity in the portfolio in terms of the number of issuers, a Unitholder may incur additional risk compared to an investment in a more diversified portfolio. Accordingly, an investment in the Trust should be made with an understanding of the risks inherent in an investment in REITs specifically and in real estate generally (in addition to securities market risks).


------------
* A Trust is considered to be "concentrated" in a particular industry when the securities in that industry grouping constitute 25% or more of the total asset value of such Trust's portfolio.

   REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities on the public or institutional capital markets or by bank borrowings. The value of REITs may be particularly sensitive to devaluation in the event of rising interest rates. The returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding) by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and health care facilities. The objectives of a mortgage REIT is to invest primarily in mortgages secured by real estate in order to generate cash flow from payments on the mortgage loans.

   The underlying value of the Trust's Securities and the Trust's ability to make distributions to its Unitholders may be adversely affected by adverse changes in national, state or local economic climate and real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates), perceptions of prospective tenants of the safety, convenience, and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the ability to collect on a timely basis all rents from tenants, tenant defaults, the cost of complying with the Americans with Disabilities Act, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.


   The Clinton Administration's proposed budget for fiscal year 1999 includes four proposals affecting REITs. These proposals, if enacted, would place additional restrictions on the structure of certain REITs, limit a REIT's permissible investments, and affect the taxation of "built-in gains". In addition, legislation has recently been proposed, and additional legislation may be proposed or adopted in the future, which could adversely impact REITs, and the Sponsor is unable to predict whether current or future proposals will be enacted or what impact such proposals will have on the Securities.


   REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Code. The major tests for tax qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue share of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

   In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by changes in the real property taxes on the properties underlying the REITs in the Trust as property tax rates change or as such properties are assessed or reassessed by taxing authorities. Furthermore, beause real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.


   Certain REITs in the Trust may be structured as UPREITs. This form of REIT owns an interest in a partnership that owns real estate, which can result in a potential conflict of interest between shareholders who may want to sell an asset and partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid a taxable event to the holders of partnership units by preventing the REIT from selling the property. This kind of arrangement could mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since "no sell" agreements are often undisclosed, the Sponsor is unable to state whether any of the REITs in the Portfolio have entered into this kind of arrangement.


   REITs may concentrate investments in specific geographic areas or in specific property types, e.g., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REITs properties are at risk in their particular locales. The management of REIT issuers use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on their investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance received by a REIT might not be adequate to restore its economic position with respect to such property.


   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.


   LIQUIDITY. Although the Securities in the Trust, except for Restricted Securities held by the Trust, themselves are listed on a national securities exchange or are traded in the over-the-counter market and are liquid, real estate investments, the primary holdings of each of the Securities in the Trust are relatively illiquid. Therefore, the ability of the issuers of the Securities in the Trust to vary their portfolios in response to changes in economic and other conditions will be limited and, hence, may adversely affect the value of the Units. There can be no assurance that any issuer of a Security will be able to dispose of its underlying real estate assets when they find disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of their investment.

   To the extent that the total assets held by the Trust grow significantly on or after the Initial Date of Deposit due to deposits of Additional Securities in connection with the creation of additional Units, it is possible that the Trust may hold a sizeable percentage of the total outstanding publicly traded common stock of one or more issuers of the Securities. In such cases, sales of such Securities from the Trust Portfolio to meet large redemption requests may have a greater adverse impact on the sale prices received by the Trust than would have been the case if the Trust had not held such a large position in such Securities.

   The Trust may purchase Restricted Securities under the Securities Act, which cannot be sold publicly by the Trustee without registration under the Securities Act but can be offered and sold under certain circumstances, including to "qualified institutional buyers" as such term is defined in Rule 144A under the Securities Act. The Trust will not acquire any Restricted Securities for the Trust unless it simultaneously obtains registration rights or comparable rights that the Sponsor believes will enable the Trust to sell such Restricted Securities at the public market price for such securities. Were the Trustee unable to exercise such rights, this investment in Restricted Securities could have the effect of increasing the level of illiquidity in the Trust to the extent that qualified institutional buyers become, for a time, uninterested in purchasing Restricted Securities from the Trust.

FEDERAL INCOME TAXES


   In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder.

     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

     3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

   The following general discussion of certain of the federal income tax consequences of an investment in Units of the Trust, based on the Code and Treasury Regulations promulgated thereunder as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. The tax-treatment of non-U.S. investors is not addressed. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult its own tax advisor concerning the effect of an investment in Units. For purposes of the following discussion and the opinion above, it is assumed that each Security is considered a share in a real estate investment trust for federal income tax purposes.


   General. Each Unitholder must report on its federal income tax return a pro rata share of income received by the Trust and a pro rata share of the expenses of the Trust.


   Distributions by a REIT to the Trust that are made out of a REIT's earnings and profits will be taxable as ordinary income to investors except to the extent that such REIT designates any distribution as a capital gain dividend. The portion of any REIT distribution that is designated as a capital gain dividend will be taxable to an investor as long-term capital gain, regardless of the time the investor has held his Units. The Internal Revenue Service has issued a notice (with interim guidance) of forthcoming temporary regulations to permit a REIT to designate its dividends, subject to certain limitations, as 20%, 25% or 28% gain distributions, which individual investors would be entitled to treat as long-term capital gains subject to tax at the maximum rates of 20%, 25% or 28%, respectively.

   Unitholders will be taxed in the manner described above regardless of whether distributions from the Trust are actually received by the Unitholder or are reinvested pursuant to the Reinvestment Plan.

   The Trust will own shares in REITs, entities that have elected and qualified for the special tax treatment applicable to "real estate investment companies." A number of complex requirements must be satisfied in order for REIT status to be maintained. If the REIT distributes 95% or more of its real estate investment trust taxable income, subject to certain adjustments, to its shareholders, it will not be subject to Federal income tax on the amounts so distributed. Moreover, if the REIT distributes at least 85% of its ordinary income and 95% of its capital gain net income it will not be subject to the 4% excise tax on certain undistributed income of REITs. Distributions by the REIT from its earnings and profits to its shareholders will be taxable as ordinary income to such shareholders. They will not be eligible for the dividends-received deduction for corporations. Distributions of the REIT's net capital gain, which are designated as capital gain dividends by the REIT, will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in the REIT.

   To the extent distributions with respect to a Security were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Security. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Security.


   A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may exceed amounts distributed to the extent amounts are used by the Trust to pay expenses. In addition, the Code limits the benefit of itemized deductions in the case of individual taxpayers with adjusted gross income in excess of a specified amount.

   Gain or Loss on Sale. Each Unitholder will be considered the owner of a pro rata portion of each Security in the Trust. A Unitholder should determine his tax cost for each Security represented by his Units by allocating the total cost for his Units, including the sales charge, among each Security in the Trust represented by his Units (in proportion to the fair market values thereof on the date the Unitholder purchases his Units). If a Unitholder sells or otherwise disposes of a Unit, the Unitholder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition allocable to the Securities and the Unitholder's adjusted tax bases in the Securities. Such gain or loss will be capital gain or loss if the Unit and underlying Securities were held as capital assets. Each Unitholder generally will also recognize taxable gain or loss when all or part of its pro rata portion of a Security is sold or otherwise disposed of for an amount greater or less than its per Unit tax cost therefor. The deduction of capital losses is subject to limitations.


   Withholding For Citizen or Resident Investors. In the case of any noncorporate Unitholder that is a citizen or resident of the United States, a 31 percent "backup" withholding tax will apply to certain distributions of the Trust unless the Unitholder properly completes and files under penalties of perjury, IRS Form W-9 (or its equivalent).

   The foregoing discussion of taxation is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust for Unitholders that hold their Units as capital assets. Unitholders may also be subject to foreign, state and local taxation. Each Unitholder should consult its own tax advisor regarding the Federal, state and local tax consequences to it of ownership of Units. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

   Investment in the Trust may be suited for purchase by funds and accounts of individual investors that are exempt from federal income taxes such as Individual Retirement Accounts, tax-qualified retirement plans including Keogh Plans, and other tax-deferred retirement plans. Unitholders desiring to purchase Units for tax-deferred plans and IRA's should consult their PaineWebber Investment Executive for details on establishing such accounts. Units may also be purchased by persons who already have self-directed accounts established under tax-deferred retirement plans.

PUBLIC OFFERING OF UNITS


   Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge, if any, set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation next determined after receipt of a purchase order by the number of Units outstanding plus the applicable sales charge. (See "Valuation".) The Public Offering Price on any date subsequent to the Initial Date of Deposit will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page 2 hereof) due to fluctuations in the value of the Securities among other factors.

   Sales Charge and Volume Discount. On the Initial Date of Deposit, no sales charge will be assessed on purchases of Units created on such date. Thereafter, for all Units trading in the secondary market, including Units created after the Initial Date of Deposit, a maximum sales charge of 3.50% of the Public Offering Price (3.63% of the net amount invested) will be imposed, subject to reduction commencing May 28, 1998. Following July 1, 1999, the maximum sales charge will be 2.50% of the Public Offering Price (2.56% of the net amount invested), subject to reduction. Following July 1, 2000, the maximum sales charge will be 1.50% of the Public Offering Price (1.52% of the net amount invested), subject to reduction.

The maximum sales charge varies based upon the number of Units purchased by a single purchaser. (See the sales charge schedules set forth below.) The sales charge will be based on the number of Trust Units purchased on the same or any preceding day by a single purchaser. Such purchaser or his dealer must notify the Sponsor at the time of purchase of any previous purchase of Trust Units in order to aggregate all such purchases and must supply the Sponsor with sufficient information to permit confirmation of such purchaser's eligibility; acceptance of such purchase order is subject to confirmation. Purchases of Units of other trusts may not be aggregated with purchases of Trust Units to qualify for this procedure. This procedure may be amended or terminated at any time without notice. In the event of such termination, the procedure will revert to that stated in the paragraph following the sales charge schedules set forth below.

   Sales charges for Units purchased after the Initial Date of Deposit are set forth below. A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchases of Units is reduced on a graduated scale for sales to any person of at least $50,000.

    SALES CHARGES AFTER THE INITIAL DATE OF DEPOSIT THROUGH JUNE 30, 1999

                                 PERCENT OF
                                   PUBLIC      PERCENT OF
   AGGREGATE DOLLAR VALUE OF      OFFERING     NET AMOUNT
             UNITS                  PRICE       INVESTED
------------------------------  ------------ ------------
Less than $50,000..............     3.50%         3.63%
$50,000 to $99,999.............     3.25          3.36
$100,000 to $199,999...........     2.75          2.83
$200,000 to $399,999...........     2.50          2.56
$400,000 to $499,999...........     2.00          2.04
$500,000 to $999,999...........     1.75          1.78
$1,000,000 or more ............     1.50          1.52


            SALES CHARGES FROM JULY 1, 1999 THROUGH JUNE 30, 2000

                                 PERCENT OF
                                   PUBLIC      PERCENT OF
   AGGREGATE DOLLAR VALUE OF      OFFERING     NET AMOUNT
             UNITS                  PRICE       INVESTED
------------------------------  ------------ ------------
Less than $50,000..............     2.50%         2.56%
$50,000 to $99,999.............     2.25          2.30
$100,000 to $199,999...........     2.00          2.04
$200,000 to $399,999...........     1.75          1.78
$400,000 to $499,999...........     1.50          1.52
$500,000 to $999,999...........     1.25          1.27
$1,000,000 or more ............     1.00          1.01

                SALES CHARGES FROM JULY 1, 2000 AND THEREAFTER

                                 PERCENT OF
                                   PUBLIC      PERCENT OF
   AGGREGATE DOLLAR VALUE OF      OFFERING     NET AMOUNT
             UNITS                  PRICE       INVESTED
------------------------------  ------------ ------------
Less than $50,000..............     1.50%         1.52%
$50,000 to $99,999.............     1.25          1.27
$100,000 to $199,999...........     1.00          1.01
$200,000 or more...............     0.75          0.76


   The volume discount sales charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   No sales charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan").


   Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase Units of the Trust in the secondary market at then-current net asset value, with no sales charge.

   Exchange Option. Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Series (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the units of the Exchange Trusts to be acquired based on a reduced sales charge of $15 per unit, per 100 units in the case of a trust whose Units cost approximately $10 or per 1,000 units in the case of a trust whose units cost approximately one dollar. Unitholders of this Trust are not eligible for the Exchange Option into an Equity Trust, Growth Stock Series designated as a rollover series for the 30 day period prior to termination of the Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option. Each Exchange Trust has different investment objectives; therefore, a Unitholder should read the prospectus for the applicable Exchange Trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A unitholder who purchased units of a series and paid a per unit, per 100 unit or per 1,000 unit sales charge that was less than the per unit, per 100 unit or per 1,000 unit sales charge of the series of the Exchange Trusts for which such unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust into which such Unitholder desires to exchange, determined as of the date of the exchange.


   The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units pursuant to the Exchange Option generally will constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss at the time of exchange. Unitholders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

   The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

   To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor of this series to purchase Units of one or more of the Exchange Trusts from the Sponsor. If Units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

   The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed documents. Units of the Exchange Trust will be sold to the Unitholder at a price based upon the next determined market value of the Securities in the Exchange Trust plus the reduced sales charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

   For example, assume that a Unitholder, who has three thousand units of a trust with a current price of $1.30 per unit, desires to sell his units and seeks to exchange the proceeds for units of a series of an Exchange Trust with a current price of $890 per Unit based on the bid prices of the underlying securities. In this example, which does not contemplate any rounding up to the next highest number of Units, the proceeds from the Unitholder's Units would aggregate $3,900. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unitholder would be able to acquire four Units in the Exchange Trust for a total cost of $3,620 ($3,560 for the Units and $60 for the sales charge). If all 3,000 Units were tendered, the remaining $280 would be returned to the Unitholder.

   Conversion Option. Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units directly to acquire available units of any Exchange Trust at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust units). To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of the units of the

Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable, than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion, reference is made to the Exchange Option section herein.


   Distribution of Units. The minimum purchase is 100 Units, or 20 Units in the case of a purchase for an IRA or other qualified retirement plan. Only whole Units may be purchased.


   The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include per Unit a concession of 20% of the highest sales charge per Unit, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act. The Sponsor has adopted an internal policy whereby an allocation of sales credit to an Investment Executive may be reversed if Units are re-sold within 90 days of the effective date of the Trust.


   The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

SPONSOR'S PROFITS


   On the Initial Date of Deposit, the Sponsor realized a profit or loss on deposit of the Securities into the Trust in the amount set forth in the notes to the Schedule of Investments, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Initial Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor will also realize a profit in an amount of up to 5% of the market value of the Securities by virtue of buying such Securities in underwritten transactions at prices below their market value (see "The Composition of the Trust--Portfolio Acquisition"). The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor. The Sponsor has adopted an internal policy whereby an allocation of sales credit to an Investment Executive may be reversed if Units are re-sold by the Unitholder within 90 days of the effective date of the Trust.


   Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under

"Redemption". Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the Securities in the Trust, nor that of the Units.


   Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

   The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

   A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption").

   Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Securities to the Sponsor and the price at which it deposits the Securities in the Trust in exchange for Units, which is the value of the Securities, determined by the Trustee as described under "Valuation". The cost of Securities to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.


   Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, and may be of benefit to the Sponsor.


   In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION


   Units may be tendered to The Chase Manhattan Bank for redemption in person at its office at 4 New York Plaza, Ground Floor--Unit Trust Window, New York, New York or by mail at Customer Service Retail Department, Bowling Green Station, P.O. Box 5185, New York, NY 10274-5185, upon payment of any stock transfer or similar tax which must be paid to effect the redemption. At the present time there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. If the Units are represented by a certificate it must be properly endorsed accompanied by a letter requesting redemption. If held in uncertificated form, a written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee, with signatures guaranteed by an eligible guarantor institution participating in an approved Medallion Guarantee program, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

   Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation".)

   A redemption request is deemed received on the business day (see "Valuation" for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).


   With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, the Trustee may designate Securities to be sold. (See "Administration of the Trust".) However, with respect to redemption requests in excess of $500,000, the Sponsor, in its sole discretion, may determine to direct the Trustee to redeem Units "in kind" by distributing Securities to such redeeming Unitholder. When Securities are so distributed, a proportionate amount of each Security will be distributed, to the extent of whole shares, and cash will be distributed from the Capital Account equal to the value of the fractional shares to which such redeeming Unitholder is entitled. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation". Securities will be delivered to the account of the Unitholder's bank or broker at The Depository Trust Company. A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Securities distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act.


   To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.


   The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the SEC determined that trading on The New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the SEC may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION


   The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Summary of Essential Information Regarding the Trust" (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Securities trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and
(c) accounts receivable for Securities sold, and any other assets of the Trust, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses) and other Trust expenses, (x) cash allocated for distributions to Unitholders and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that The New York Stock Exchange is closed.

   The value of Securities shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Securities are listed on one or more national securities exchanges or traded on the Nasdaq National Market System, such evaluation shall be based on the last reported sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Securities if such Securities are listed thereon), (2) if there is no such appropriate sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Security in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Security pursuant to a tender offer will not affect the method of valuing such Security.

   Because the Sponsor believes that the registration rights and certain other rights acquired in connection with the acquisition of Restricted Securities will enable the Trust to sell such securities at their public market price (see "Risk Factors and Special Considerations"), the Restricted Securities will be evaluated at the public market price.


COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

   The Securities are valued in the manner described above under "Valuation" on the same basis for the initial offering period as for the offering of the Units in the secondary market and for purposes of redemptions. On any business day following the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the sales charge) may exceed the Redemption Value. (See "Essential

Information"). For this reason and others, including the fact that the Public Offering Price on any day other than the Initial Date of Deposit includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units.


EXPENSES OF THE TRUST


   The cost of the preparation and printing of the Indenture and this Prospectus, the initial fees of the Trustee and the Trustee's counsel, and expenses incurred in establishing the Trust, including legal and auditing fees (the "Organizational Expenses"), will be paid by the Sponsor. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.

   The Sponsor has agreed to waive all compensation for portfolio supervisory services.

   For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, annually $.0158 per Unit, based on the largest number of Units outstanding during the previous month. In addition, the regular and recurring expenses of the Trust are estimated to be $.0014 per Unit which include, but are not limited to certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

   The Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

   In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts"): (1) fees for the Trustee for extraordinary services;
(2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the SEC, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

   Unless otherwise directed by the Sponsor, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $.0075 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.


   The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividends paid prior to the Initial Date of Deposit, dividends on the Securities are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Securities are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption".

RIGHTS OF UNITHOLDERS


   Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued unless a request, in writing with signature guaranteed by an eligible guarantor institution participating in an approved Medallion Guarantee program, or in such other manner as may be acceptable to the Trustee, is delivered by the Unitholder to the Sponsor. Issued Certificates are transferable by presentation and surrender to the Trustee at its office in New York, New York properly endorsed or accompanied by a written instrument or instruments of transfer. Uncertificated Units are transferable by presentation to the Trustee at its office in New York, New York of a written instrument of transfer.


   Certificates may be issued in denominations of one Unit or any integral multiple thereof as deemed appropriate by the Trustee. A Unitholder may be required to pay $2.00 per certificate reissued or transferred, and shall be required to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, mutilated, stolen or lost certificates, the Unitholder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTIONS


   The annual income per Unit, after deducting estimated annual Trust expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Trust and, to a lesser degree, upon the level of purchases of Additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared or paid.

   The Trustee will distribute net dividends from the Income Account on the monthly Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on annual Distribution Dates to Unitholders of record on the preceding Record Date. Each Unit receives an equal share of monthly distributions of dividend income net of estimated expenses. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Subject to the Reinvestment Plan, the Income Account distribution for each investor shall consist of an amount, computed monthly by the Trustee, substantially equal to one-twelfth of the investor's pro rata share of the estimated annual income to the Income Account after deducting estimated expenses. There is no assurance that actual distributions will be made since all dividends received may be used to pay expenses. Distributions of less than $.075 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information". Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

   If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the SEC with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in Additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of Additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Securities, and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.


   Unitholders may elect to have their distributions from the Income and Capital Accounts automatically reinvested into additional Units of the Trust at no sales charge. (See "Reinvestment Plan").


   Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust".)

REINVESTMENT PLAN


   Distributions to the Income and Capital Accounts may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of Additional Securities will be made so as to maintain the percentage relationships. Purchases made pursuant to the Reinvestment Plan will be made without any sales charge at the net asset value for Units of the Trust. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.


ADMINISTRATION OF THE TRUST

   Accounts. All dividends and income received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

   The Trustee will credit on its books to an Income Account dividends, if any, and income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".

   The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption.")

   The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

   Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

   The Trustee keeps records and accounts of the Trust at its office in New York, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

   Within a reasonable period of time after the end of each calendar year, commencing with calendar year 1998, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.

   Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security (or tender a stock for cash in the case of paragraph (6) below):

     (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;


     (6) upon a public tender offer being made for a Stock, or a merger or acquisition being announced affecting a Stock that in the opinion of the Sponsor make the sale or tender of the Stock in the best interests of the Unitholders; or

     (7) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

   The Trustee may dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed, in its own discretion.

AMENDMENT OF THE INDENTURE

   The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.

   The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions"). There can be no assurance that a favorable no-action letter response will be received.

   The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

   The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST


   The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than fifty per cent (50%) of the market value of the Securities upon completion of the deposit of Securities, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

   Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust, the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


SPONSOR


   The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of The New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

   The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

   If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

   The Trustee is The Chase Manhattan Bank, a New York Bank with its principal executive office located at 270 Park Avenue, New York, New York 10081 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

   The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

   The Statement of Financial Condition and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

   The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                        REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSOR AND TRUSTEE
THE PAINEWEBBER EQUITY TRUST, REIT SERIES 1


   We have audited the accompanying Statement of Financial Condition of The PaineWebber Equity Trust, REIT Series 1, including the Schedule of Investments, as of May 27, 1998. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Chase Manhattan Bank, the Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of May 27, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity Trust, REIT Series 1 at May 27, 1998, in conformity with generally accepted accounting principles.
                                                 ERNST & YOUNG LLP
New York, New York
May 27, 1998

                        THE PAINEWEBBER EQUITY TRUST,
                                REIT SERIES 1
                       STATEMENT OF FINANCIAL CONDITION
                 AS OF INITIAL DATE OF DEPOSIT, MAY 27, 1998

                              TRUST PROPERTY

Sponsor's Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a)...........................  $150,000
                                                                ----------
    Total......................................................  $150,000
                                                                ==========
                          INTEREST OF UNITHOLDERS

10,000 Units outstanding: (b)..................................
 Cost to investors (c).........................................  $150,000
 Less: Gross underwriting commissions (d)......................         0
                                                                ----------
    Total liabilities and net assets...........................  $150,000
                                                                ==========

------------
   (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" is determined by the Trustee on the basis set forth above under "Public Offering of Units--Public Offering Price." See also the column headed Cost of Securities to Trust under "Schedule of Investments." Pursuant to contracts to purchase securities, an irrevocable letter of credit issued by Bank of America on May 26, 1998 in the amount of $300,000 has been deposited with the Trustee, The Chase Manhattan Bank, for the purchase of $150,000 aggregate value of Securities in the initial deposit and for the purchase of Additional Securities in subsequent deposits.

   (b) Because the value of the Securities at the Valuation Time on the Initial Date of Deposit may differ from the amounts shown in this Statement of Financial Condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units shown to maintain the $15 per Unit offering price only for that day. The Public Offering Price on any subsequent day will vary.

   (c) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

   (d) No sales charge is imposed on the Initial Date of Deposit. Thereafter, a maximum sales charge of 3.50% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount."

                           SCHEDULE OF INVESTMENTS
                 AS OF INITIAL DATE OF DEPOSIT, MAY 27, 1998

COMMON STOCKS (1)

                                               NUMBER OF   COST OF SECURITIES
NAME OF ISSUER                                   SHARES       TO TRUST(2)(3)
--------------                                -----------  ------------------
Alexandria Real Estate Equities, Inc. (9.1%)      442         $ 13,646.75
Camden Property Trust (3.0%) ................     152            4,493.50
Chateau Communities, Inc. (2.0%) ............     104            2,990.00
Colonial Properties Trust (3.1%) ............     153            4,647.38
Cornerstone Realty Income Trust, Inc. (7.5%)      978           11,247.00
EastGroup Properties, Inc. (2.0%) ...........     155            2,993.44
FelCor Suite Hotels, Inc. (3.2%) ............     141            4,802.81
Gables Residential Trust (1.5%) .............      83            2,246.19
Home Properties of New York, Inc. (7.2%)  ...     409           10,812.94
Kimco Realty Corporation (7.6%) .............     299           11,399.38
Liberty Property Trust (2.5%) ...............     144            3,762.00
The Macerich Company (12.5%) ................     698           18,758.75
Mack-Cali Realty Corporation (9.0%)  ........     369           13,514.63
Post Properties, Inc. (3.7%) ................     137            5,531.38
PS Business Parks, Inc. (6.2%) ..............     384            9,312.00
Realty Income Corporation (1.2%) ............      69            1,794.00
Shurgard Storage Centers, Inc. (2.0%)  ......     106            2,981.25
Simon DeBartolo Group, Inc. (12.7%) .........     581           19,060.09
Storage USA, Inc. (2.0%) ....................      82            3,008.38
Sun Communities, Inc. (2.0%).................      90            2,998.13
                                                          ------------------
  TOTAL INVESTMENTS..........................                 $150,000.00
                                                          ==================

------------
(1)     All Securities are represented entirely by contracts to purchase
        Securities.
(2) Valuation of the Securities by the Trustee was made as described in "Valuation" as of the close of business on the business day prior to the Initial Date of Deposit.
(3) The loss to the Sponsor on the date of Initial Date of Deposit is $10.00.

                           PaineWebber Equity Trust
                                REIT Series 1


                                                                       TRUSTEE:

                                                       THE CHASE MANHATTAN BANK
                                             Customer Service Retail Department
                                                          Bowling Green Station
                                                                  P.O. Box 5187
                                                      New York, N.Y. 10274-5187
                                                                 1-800-428-8890

                                                                       SPONSOR:

                                                       PAINEWEBBER INCORPORATED
                                                         1200 Harbor Boulevard,
                                                          Weehawken, N.J. 07087
                                                                 (201) 902-3000

                 TABLE OF CONTENTS



    Essential Information Regarding the
    Trust .....................................    2
     The Trust ................................    6
     Objective and Securities Selection .......    7
     Risk Factors and Special Considerations ..   10
       General ................................   10
       Real Estate Investment Trusts ..........   12
       Liquidity  .............................   15
     Federal Income Taxes .....................   15
     Public Offering of Units .................   17
       Public Offering Price ..................   17
       Sales Charge and Volume Discount .......   17
       Employee Discount ......................   18
       Exchange Option ........................   18
       Conversion Option ......................   20
       Distribution of Units ..................   20
     Sponsor's Profits  .......................   21
       Secondary Market for Units .............   21
       Sponsor's Profits ......................   21
     Redemption ...............................   22
     Valuation ................................   23
     Comparison of Public Offering Price and
      Redemption Value ........................   24
     Expenses of the Trust ....................   24
     Rights of Unitholders ....................   25
     Distributions ............................   25
     Reinvestment Plan ........................   26
     Administration of the Trust ..............   27
       Accounts ...............................   27
       Reports and Records ....................   27
       Portfolio Supervision ..................   27
     Amendment of the Indenture ...............   28
     Termination of the Trust .................   28
     Sponsor ..................................   29
     Trustee ..................................   29
     Independent Auditors .....................   30
     Legal Opinions ...........................   30
     Report of Independent Auditors ...........   31
     Statement of Financial Condition .........   32
     Schedule of Investments ..................   33

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NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE
TRUST, THE TRUSTEE OR THE SPONSOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
-------------------------------------------------------------------------------
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR,
BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE TRUST'S
REGISTRATION STATEMENTS, AMENDMENTS AND EXHIBITS RELATING THERETO, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C.
UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND
TO WHICH REFERENCE IS HEREBY MADE.

                       CONTENTS OF REGISTRATION STATEMENT


         This registration statement comprises the following documents:

                           The facing sheet.
                           The Prospectus.
                           The Undertaking to file reports.
                           The signatures.
                           Written consents of the following persons:
                                    Ernst & Young LLP (included in Exhibit
                                    99.C2) Carter, Ledyard & Milburn (included in Exhibits 99.2 and 99.C1)

                  The following exhibits:

                           1. Ex.-27 - Financial Data Schedule

                           2. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of May 1,1998 between PaineWebber Incorporated, Depositor and The Chase Manhattan Bank, as Trustee.

                           3.   Ex.-99.A2 - Copy of Trust Indenture and
                                Agreement between PaineWebber Incorporated,
                                Depositor, and The Chase Manhattan Bank, as
                                Trustee, incorporating by reference Standard
                                Terms and Conditions of Trust dated as of May 1, 1998 (included herewith as Exhibit No. 2).

                           4. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

                           5. Ex.-99.A6 - Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

                           6.   Ex.-99.A6 - By-Laws of PaineWebber
                                Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

                           7. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered.

                           8. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

                           9. Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.

                              FINANCIAL STATEMENTS

1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

2. Financial Statements of the Depositor.

PaineWebber Incorporated-Financial Statements incorporated herein by reference to Form 10-K and Form 10-Q(File No. 1-7367), respectively.

SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 27th day of May, 1998.

                                        THE PAINEWEBBER EQUITY TRUST,
                                             REIT SERIES 1
                                        (Registrant)
                                        By: PaineWebber Incorporated
                                        (Depositor)

                                        /s/ Robert E. Holley
                                        Robert E. Holley
                                        Senior Vice President

                  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 27th of May, 1998.

PAINEWEBBER INCORPORATED

        Name                                Office
        ----                                ------

Donald B. Marron                  Chairman, Chief Executive
                                  Officer, Director & Member of
                                  the Executive Committee*
Regina A. Dolan                   Executive Vice President, Chief
                                  Financial Officer & Director of PaineWebber
                                  Incorporated*
Joseph J. Grano, Jr.              President, Retail Sales & Marketing,
                                  Director & Member of the Executive
                                  Committee*
Steve P. Baum                     Executive Vice President, Director of
                                  PaineWebber Incorporated*
Robert H. Silver                  Executive Vice President Director of
                                  Paine Webber Incorporated*
Mark B. Sutton                    Executive Vice President, Director of
                                  PaineWebber Incorporated*
Margo N. Alexander                Executive Vice President, Director of
                                  PaineWebber Incorporated*
Terry L. Atkinson                 Managing Director, Director of PaineWebber
                                  Incorporated*
Brian M. Barefoot                 Executive Vice President, Director of
                                  PaineWebber Incorporated*
Michael Culp                      Managing Director, Director of PaineWebber
                                  Incorporated*
Edward M. Kerschner               Managing Director, Director of PaineWebber
                                  Incorporated*
James P. MacGilvray               Executive Vice President, Director of
                                  PaineWebber Incorporated*

                                            By  /s/ Robert E. Holley
                                               -------------------------------
                                               Robert E. Holley
                                               Attorney-in-fact*

-----------------
Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.

                                 EXHIBIT INDEX


1.       Ex.-27 - Financial Data Schedule

2. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of May 1,1998 between PaineWebber Incorporated, Depositor and The Chase Manhattan Bank, as Trustee.

3. Ex.-99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and The Chase Manhattan Bank, as Trustee, incorporating by reference Standard Terms and Conditions of Trust dated as of May 1, 1998, (included herewith as Exhibit No. 2).

4. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

5. Ex.-99.A6 - Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

6. Ex.-99.A6 - By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

7. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered.

8. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

9.       Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.